UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Alzamend Neuro, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02262M308

(CUSIP Number)

MILTON C. AULT, III

c/o AULT GLOBAL HOLDINGS, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000(1)
	8	SHARED VOTING POWER 36,761,555(2) (3)
	9	SOLE DISPOSITIVE POWER 2,500,000(1)
	10	SHARED DISPOSITIVE POWER 36,761,555 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,261,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 2,500,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

(2)	Represents (i) 16,667 shares of Common Stock underlying currently exercisable warrants held by Ault Global Holdings, Inc., (ii) 15,000,000 shares of Common Stock held by Ault Life Sciences, Inc., (iii) 10,000,000 shares of Common Stock held by Ault Life Sciences Fund, LLC, (iv) 5,000,000 shares of Common Stock underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC, (v) 6,681,888 shares of Common Stock held by Digital Power Lending, LLC, and (vi) 63,000 shares of Common Stock underlying currently exercisable call options (right to buy) held by Digital Power Lending, LLC.

(3)	Excludes 2,000,000 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

2

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,652,778(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,652,778 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,652,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 2,652,778 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

3

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 755,208(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 755,208(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 755,208 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

4

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,031,250(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,031,250(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 1,031,250 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

5

1	NAME OF REPORTING PERSON DAVID J. KATZOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 815,542(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 815,542(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 815,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 18,000 shares of Common Stock, (ii) 9,000 shares of Common Stock underlying currently exercisable warrants and (iii) 788,542 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

6

1	NAME OF REPORTING PERSON AULT GLOBAL HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,667(1)
	8	SHARED VOTING POWER 6,744,888(2) (3)
	9	SOLE DISPOSITIVE POWER 16,667(1)
	10	SHARED DISPOSITIVE POWER 6,744,888(2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,761,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON CO

(1)	Represents 16,667 shares of Common Stock underlying currently exercisable warrants.
(2)

Represents (i) 6,681,888 shares of Common Stock held by Digital Power Lending, LLC and (ii) 63,000 shares of Common Stock underlying currently exercisable call options (right to buy) held by Digital Power Lending, LLC.

(3)	Excludes 2,000,000 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

7

1	NAME OF REPORTING PERSON AULT LIFE SCIENCES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,000,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON CO

8

1	NAME OF REPORTING PERSON AULT LIFE SCIENCES FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,000,000(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 10,000,000 shares of Common Stock held by Ault Life Sciences Fund, LLC and (ii) 5,000,000 shares of Common Stock underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC.

9

1	NAME OF REPORTING PERSON DIGITAL POWER LENDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,744,888(1) (2)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,744,888(1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,744,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 6,681,888 shares of Common Stock held by Digital Power Lending, LLC and (ii) 63,000 shares of Common Stock underlying currently exercisable call options (right to buy) held by Digital Power Lending, LLC.

(2)	Excludes 2,000,000 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

10

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”) on June 25, 2021 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by each of Ault Global Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC and Digital Power Lending, LLC were purchased with working capital. The Shares purchased by Mr. Katzoff were purchased with personal funds. The stock options owned by Messrs. Ault, Horne, Nisser, Cragun and Katzoff were awarded to them in their capacities as officers and/or directors of the Issuer. The aggregate purchase price of the warrants currently exercisable into 16,667 Shares owned directly by Ault Global Holdings, Inc. is approximately $0. The aggregate purchase price of the 15,000,000 Shares directly owned by Ault Life Sciences, Inc. is approximately $8,000. The aggregate purchase price of the 10,000,000 Shares and warrants currently exercisable into 5,000,000 Shares owned directly by Ault Life Sciences Fund, LLC is approximately $15,000,000. The aggregate purchase price of the 6,681,888 Shares, warrants currently exercisable (subject to beneficial ownership limitations contained therein) into 2,000,000 Shares, and call options (right to buy) currently exercisable into 63,000 Shares owned directly by Digital Power Lending, LLC is approximately $17,842,966. The aggregate purchase price of the 18,000 Shares and warrants currently exercisable into 9,000 Shares owned directly by Mr. Katzoff is approximately $27,000.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 85,304,525 Shares outstanding, which is the total number of Shares outstanding as of July 20, 2021 as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on July 29, 2021.

A.	Milton C. Ault, III

(a)	As of the close of business on August 3, 2021, Mr. Ault may be deemed to beneficially own 39,261,555 Shares, consisting of (i) 16,667 shares of Common Stock underlying currently exercisable warrants held by Ault Global Holdings, Inc., (ii) 15,000,000 shares of Common Stock held by Ault Life Sciences, Inc., (iii) 10,000,000 shares of Common Stock held by Ault Life Sciences Fund, LLC, (iv) 5,000,000 shares of Common Stock underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC, (v) 6,681,888 shares of Common Stock held by Digital Power Lending, LLC, and (vi) 63,000 shares of Common Stock underlying currently exercisable call options (right to buy) held by Digital Power Lending, LLC. This excludes 2,000,000 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC due to a beneficial ownership blocker limitation provision contained therein. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Ault Global Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC and Digital Power Lending, LLC by virtue of his relationships with such entities described in Item 2.

Percentage: 42.3%

11

(b)	1. Sole power to vote or direct vote: 2,500,000
2. Shared power to vote or direct vote: 36,761,555
3. Sole power to dispose or direct the disposition: 2,500,000
4. Shared power to dispose or direct the disposition: 36,761,555

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

B.	William B. Horne

(a)	As of the close of business on August 3, 2021, Mr. Horne may be deemed to beneficially own 2,652,778 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 3.0%

(b)	1. Sole power to vote or direct vote: 2,652,778
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,652,778
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

C.	Henry C.W. Nisser

(a)	As of the close of business on August 3, 2021, Mr. Nisser may be deemed to beneficially own 755,208 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 755,208
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 755,208
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

D.	Kenneth S. Cragun

(a)	As of the close of business on August 3, 2021, Mr. Cragun may be deemed to beneficially own 1,031,250 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.2%

(b)	1. Sole power to vote or direct vote: 1,031,250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,031,250
4. Shared power to dispose or direct the disposition: 0

12

(c)	Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	David J. Katzoff

(a)

As of the close of business on August 3, 2021, Mr. Katzoff may be deemed to beneficially own 815,542 Shares, consisting of (i) 18,000 Shares held directly by him, (ii) 9,000 Shares underlying currently exercisable warrants and (iii) 788,542 Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 815,542
2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 815,542 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Katzoff has not entered into any transactions in the Shares during the past sixty days.

F.	Ault Global Holdings, Inc.

(a)	As of the close of business on August 3, 2021, Ault Global Holdings, Inc. may be deemed to beneficially own 6,761,555 Shares, consisting of (i) 16,667 Shares underlying currently exercisable warrants held directly by it, (ii) 6,681,888 shares of Common Stock held by Digital Power Lending, LLC and (iii) 63,000 shares of Common Stock underlying currently exercisable call options (right to buy) held by Digital Power Lending, LLC. This excludes 2,000,000 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC due to a beneficial ownership blocker limitation provision contained therein. Ault Global Holdings, Inc. may be deemed to beneficially own the Shares beneficially owned by Digital Power Lending, LLC by virtue of its relationship with such entity described in Item 2.

Percentage: 7.9%

(b)	1. Sole power to vote or direct vote: 16,667
2. Shared power to vote or direct vote: 6,744,888 3. Sole power to dispose or direct the disposition: 16,667 4. Shared power to dispose or direct the disposition: 6,744,888

(c)	Ault Global Holdings, Inc. has not entered into any transactions in the Shares during the past sixty days.

G.	Ault Life Sciences, Inc.

(a)	As of the close of business on August 3, 2021, Ault Life Sciences, Inc. may be deemed to beneficially own 15,000,000 Shares held directly by it.

13

Percentage: 17.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,000,000 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 15,000,000

(c)	Ault Life Sciences, Inc. has not entered into any transactions in the Shares during the past sixty days, except that Ault Life Sciences, Inc. received 15,000,000 Shares upon the conversion of Series A Preferred Stock at the effectiveness of the Issuer’s initial public offering on June 14, 2021.

H.	Ault Life Sciences Fund, LLC

(a)

As of the close of business on August 3, 2021, Ault Life Sciences Fund, LLC may be deemed to beneficially own 15,000,000 Shares, consisting of (i) 10,000,000 Shares held directly by it and (ii) 5,000,000 Shares underlying currently exercisable warrants.

Percentage: 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,000,000 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 15,000,000

(c)	Ault Life Sciences Fund, LLC has not entered into any transactions in the Shares during the past sixty days.

I.	Digital Power Lending, LLC

(a)

As of the close of business on August 3, 2021, Digital Power Lending, LLC may be deemed to beneficially own 6,744,888 Shares, consisting of (i) 6,681,888 Shares held directly by it and (ii) 63,000 shares of Common Stock underlying currently exercisable call options (right to buy). This excludes 2,000,000 shares of Common Stock underlying currently exercisable warrants held directly by it due to a beneficial ownership blocker limitation provision contained therein.

Percentage: 8.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,744,888 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 6,744,888

(c)

Except for transactions previously reported on the Schedule 13D, the transactions in the Shares by Digital Power Lending, LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

14

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

15

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2021

AULT GLOBAL HOLDINGS, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LIFE SCIENCES, INC.
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

AULT LIFE SCIENCES FUND, LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Managing Member

DIGITAL POWER LENDING, LLC
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ David J. Katzoff
		Name:	David J. Katzoff
		Title:	Manager

/s/ David J. Katzoff
DAVID J. KATZOFF

16

SCHEDULE A

Transactions in the Shares of Common Stock Within the Last Sixty Days

Digital Power Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	14,000	8.7876	06/25/2021
Purchase of Common Stock	9,000	9.6141	06/28/2021
Purchase of Common Stock	1,300	9.8339	06/29/2021
Sale of Common Stock	(300)	10.0598	06/29/2021
Purchase of Common Stock	15,500	7.7509	07/01/2021
Purchase of Common Stock	10,500	7.1926	07/02/2021
Purchase of Common Stock	7,000	7.0704	07/06/2021
Purchase of Common Stock	5,000	6.2933	07/07/2021
Purchase of Common Stock	2,000	6.075	07/08/2021
Purchase of Common Stock	8,100	6.1496	07/12/2021
Purchase of Common Stock	900	6.2633	07/13/2021
Purchase of Common Stock	5,500	6.1249	07/14/2021
Purchase of Common Stock	700	6.3254	07/15/2021
Sale of Common Stock	(300)	6.9203	07/15/2021
Purchase of Common Stock	600	6.2333	07/16/2021
Purchase of Common Stock	4,000	5.4125	07/29/2021
Purchase of Common Stock	3,000	5.2015	07/20/2021
Purchase of Common Stock	500	5.4544	07/21/2021
Purchase of Common Stock	5,000	5.7576	07/23/2021
Purchase of Common Stock	3,500	4.9424	07/26/2021

17

Purchase of Common Stock	4,000	4.3668	07/27/2021
Purchase of Common Stock	5,000	4.5687	07/30/2021
Purchase of Common Stock	1,333,333	1.50	07/30/2021
Purchase of Common Stock Warrant	666,667	0.00 (received as additional consideration for purchase of common stock)	07/30/2021
Purchase of Common Stock	1,500	4.5633	08/02/2021
Purchase of Common Stock	500	4.35	08/03/2021

Transactions in Warrants Within the Last Sixty Days

Digital Power Lending, LLC

Nature of the Transaction	Number of Shares Underlying Warrant	Warrant Purchase Price ($)	Expiration Date	Exercise Price ($)	Date of Purchase/Sale
Purchase of Common Stock Warrant	666,667	0.00 (received as additional consideration for purchase of common stock)	July 29, 2026	3.00	07/30/2021

Transactions in Options Within the Last Sixty Days

Digital Power Lending, LLC

Nature of the Transaction	Number of Shares Underlying Option	Option Purchase Price ($)	Expiration Date	Exercise Price ($)	Date of Purchase/Sale
Purchase of Call Option (Right to Buy)	1,200	2,246.16	February 18, 2022	7.50	07/22/2021
Purchase of Call Option (Right to Buy)	2,000	4,020.28	February 18, 2022	5.00	07/26/2021
Purchase of Call Option (Right to Buy)	1,000	1,255.14	February 18, 2022	10.00	07/26/2021

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Purchase of Call Option (Right to Buy)	800	1,004.11	February 18, 2022	7.50	07/27/2021
Purchase of Call Option (Right to Buy)	1,000	1,755.14	February 18, 2022	5.00	07/27/2021
Purchase of Call Option (Right to Buy)	1,000	904.14	February 18, 2022	10.00	07/27/2021
Purchase of Call Option (Right to Buy)	1,000	955.14	February 18, 2022	7.50	07/30/2021
Purchase of Call Option (Right to Buy)	2,000	3,110.28	February 18, 2022	5.00	07/30/2021
Purchase of Call Option (Right to Buy)	1,000	805.14	February 18, 2022	10.00	07/30/2021
Purchase of Call Option (Right to Buy)	50,000	5,256.90	August 20, 2021	10.00	07/30/2021
Purchase of Call Option (Right to Buy)	1,000	705.12	February 18, 2022	10.00	08/03/2021
Purchase of Call Option (Right to Buy)	1,000	2,285.12	February 18, 2022	2.50	08/03/2021

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